EnzymeBioSystems

A Nevada Corporation

8250 W. Charleston Blvd., Suite 120

Las Vegas, NV 89117

Telephone: (702) 907-0615

March 19, 2018

EDGAR SUBMISSION

U. S. Securities and Exchange Commission

Department of Corporate Finance

Office of Healthcare & Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EnzymeBioSystems Request to Withdraw Request for Withdrawal of Registration Statement on Form S-1 File No. 333-222503

Ladies & Gentlemen:

On behalf of EnzymeBioSystems, a Nevada corporation (“Company”), on or about March 16, 2018, we made a request pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company’s Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-222503), as initially filed with the U. S. Securities and Exchange Commission (“Commission”) on January 11, 2018 (“Registration Statement”) be withdrawn.

By this letter, we are withdrawing the Company’s request to withdraw the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (702) 907-0615.

Very truly yours,

/s/ John Dean Harper
John Dean Harper
Chief Executive Officer